UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Quantum Fuel Systems Technologies Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.02 par value

(Title of Class of Securities)

74765E109

(CUSIP Number)

Ryan J. York

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,298,575(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,298,575(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,298,575(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,678,979 shares issuable upon conversion of a convertible note exercisable within 60 days and 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 2,518,468 shares issuable upon conversion of a convertible note exercisable within 60 days and 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days. The convertible notes and/or warrants are not exercisable if and to the extent that the issuance of shares on such exercise of the convertible notes and/or warrants would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so.
(2)	Prior to giving effect to the provision of the purchase agreement, the convertible notes and the warrant, restricting conversion of the convertible notes and/or warrants in the event such issuance would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so, the Reporting Person would have a right to receive up to 28.4% of the Issuer’s common stock upon conversion of convertible notes and warrants exercisable within 60 days, and based on 18,405,532 shares of the Issuer’s common stock outstanding as of November 8, 2013, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2013 filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2013.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,298,575(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,298,575(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,298,575(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,678,979 shares issuable upon conversion of a convertible note exercisable within 60 days and 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 2,518,468 shares issuable upon conversion of a convertible note exercisable within 60 days and 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days. The convertible notes and/or warrants are not exercisable if and to the extent that the issuance of shares on such exercise of the convertible notes and/or warrants would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so.
(2)	Prior to giving effect to the provision of the purchase agreement, the convertible notes and the warrant, restricting conversion of the convertible notes and/or warrants in the event such issuance would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so, the Reporting Person would have a right to receive up to 28.4% of the Issuer’s common stock upon conversion of convertible notes and warrants exercisable within 60 days, and based on 18,405,532 shares of the Issuer’s common stock outstanding as of November 8, 2013, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2013 filed with the SEC on November 14, 2013.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Tim McGaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 36,492 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 36,492 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,492 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 * (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Less than one percent.
(1)	Tim McGaw holds 20,987 shares issuable upon conversion of a convertible note exercisable within 60 days and 15,505 shares issuable upon conversion of a warrant exercisable within 60 days. The convertible note and/or warrant is not exercisable if and to the extent that the issuance of shares on such exercise of the convertible note would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so.
(2)	Based on 18,405,532 shares of the Issuer’s common stock outstanding as of November 8, 2013, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2013 filed with the SEC on November 14, 2013.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,919,430 (2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,919,430 (2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,919,430 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	The K&M Douglas Trust holds 1,678,979 shares issuable upon conversion of a convertible note exercisable within 60 days and 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days. The convertible note and/or warrant is not exercisable if and to the extent that the issuance of shares on such exercise of the convertible note and/or warrant would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so.
(3)	Based on 18,405,532 shares of the Issuer’s common stock outstanding as of November 8, 2013, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2013 filed with the SEC on November 14, 2013.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,379,145 (2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 4,379,145 (2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,379,145 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.2% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	The James Douglas and Jean Douglas Irrevocable Descendants’ Trust holds 2,518,468 shares issuable upon conversion of a convertible note exercisable within 60 days and 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days. The convertible note and/or warrant is not exercisable if and to the extent that the issuance of shares on such exercise of the convertible note and/or warrant would cause the ownership or voting power of the holder and its affiliates to exceed 19.99% of the Issuer’s common stock until such time as the Issuer has received stockholder approval to do so.
(3)	Based on 18,405,532 shares of the Issuer’s common stock outstanding as of November 8, 2013, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2013 filed with the SEC on November 14, 2013.

Amendment No. 1 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the SEC on September 27, 2013 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

ITEM 4. PURPOSE OF TRANSACTION

The Filers hereby amend and restate this Item 4 as follows:

The Filers purchased the Convertible Notes and attached Warrants in a private placement transaction pursuant to a convertible note and warrant purchase agreement entered into by the Filers and the Issuer on September 15, 2013 (the “Purchase Agreement”), filed as Exhibit 7.2 to the Original Schedule 13D, that closed on September 18, 2013. The acquisition of the Convertible Notes, attached Warrants and Common Stock of the Issuer by the Filers was for investment purposes. In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to, or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in the Common Stock’s market price, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers’ liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer’s management, board of directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may affect materially, and result in, the Filers’ modifying their ownership of the Common Stock. Other than the appointment of Tim McGaw on October 16, 2013 to serve on the Issuer’s Board of Directors as permitted under the Purchase Agreement, the Filers do not have any current intent to propose or take any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, they may reconsider and change their plans or proposals relating to the Common Stock at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Filers update the disclosure in this Item 5 as follows:

The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Reporting Person’s cover page. This Amendment No. 1 reflects that the Warrants are exercisable within 60 days of the date hereof.

There were no transactions effected by the Filers in the Common Stock within the past sixty (60) days.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Filers hereby add the following disclosure to this Item 6:

On October 16, 2013, the board of directors of the Issuer appointed Tim McGaw to serve on the Issuer’s board of directors, pursuant to the terms of the Purchase Agreement, Kevin Douglas, was given the right to appoint one member to the Issuer’s board of directors as long as his beneficial ownership is at least 5%. Tim McGaw will serve as a Class III director of the Issuer, which class will stand for re-election at the Issuer’s 2016 annual meeting of stockholders. In connection with the appointment of Tim McGaw to the Issuer’s board of directors, Tim McGaw entered into an Indemnification Agreement with the Issuer, the form of which has been filed as Exhibit 10.21 of the Issuer’s Registration Statement on Form S-1 (File No. 333-101668) filed with the SEC on December 5, 2002 and is incorporated herein by reference. In addition, on December 18, 2013, Tim McGaw was appointed to the Issuer’s Audit Committee.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

The Filers hereby add the following disclosure to this Item 7:

7.7	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.21 of the Issuer’s Registration Statement on Form S-1 (File No. 333-101668) filed with the Securities and Exchange Commission on December 5, 2002).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2014	*Kevin Douglas
KEVIN DOUGLAS

Date: January 17, 2014	*Michelle Douglas
MICHELLE DOUGLAS

Date: January 17, 2014	/s/ Tim McGaw
TIM MCGAW

K&M DOUGLAS TRUST

Date: January 17, 2014	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: January 17, 2014	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: January 17, 2014	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: January 17, 2014	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

*Eileen Wheatman

/s/ Eileen Wheatman
By: Eileen Wheatman
Attorney-in-Fact